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                                                                    EXHIBIT 99.6
                                [PROLOGIS LOGO]

Dear ProLogis Shareholder:

In October, ProLogis notified you of changes to its 1999 Dividend Reinvestment and Share Purchase Plan. Those changes to the plan are reflected in the prospectus that has been enclosed for your review, which amends and restates the plan. Those changes include:

     o Plan participation has been limited to common shares of beneficial interest, par value $0.01 per share, registered on the share transfer books of ProLogis in a shareholder's name and not in the name of a bank, broker or other nominee. Distributions of common shares that are registered in a name other than that of the shareholder are no longer allowed to reinvest under the plan.

     o Dividend reinvestment will be limited to an aggregate of 300,000 common shares per participant, including common shares held in certificate and book form as well as dividend reinvestment shares. This limit is subject to change at any time at ProLogis' sole discretion. Plan accounts considered to be under common control or management of a participant may be aggregated for purposes of applying the dividend reinvestment limit as well as the optional cash payment limits set forth in the plan.

     o The discount applied to the reinvestment of dividends and in connection with optional cash payments of $10,000 or less will be set at ProLogis' sole discretion and will range from 0% to 2%. Notification of the discount to be applied to each dividend reinvestment period will be identified in the declaration of dividend press release issued each quarter. That rate will apply to interim optional cash investment periods unless notification is made otherwise. For the current discount rate, please access the ProLogis website at http://ir.prologis.com under Shareholder Account Information, Dividend Reinvestment & Direct Purchase Plan, or call the investor relations toll free number, 1-800-820-0181, and select option number 8.


The enclosed plan prospectus includes the anticipated dividend reinvestment and optional cash purchase investment dates for 2003 through 2004 (Exhibit A) as well as applicable dates for those requesting a waiver under the plan (Exhibit
B). All dates are subject to change at ProLogis' discretion.

Registered shareholders can review their account details, including information on plan participation, online anytime at www.equiserve.com Forms and copies of the plan prospectus can also be accessed from this site.

ProLogis' plan, instituted in 1995, has been subsequently revised to reflect the changing needs of the market place. As we continue to monitor market activity, additional changes in the way we administer the plan may be necessary, but all changes will support our goal of providing investors with a cost effective manner in which to build a long-term share position in ProLogis.

Sincerely,


/s/ K. DANE BROOKSHER
K. Dane Brooksher
Chairman and CEO